TEXAS JACK OIL & GAS CORPORATION
15 Belfort
Newport Coast, California 92657

March 24, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attention:  PJ Hamidi and Laura Nicholson.

Re: Texas Jack Oil and Gas Corporation (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2014
File No. 333-193599

To Whom It May Concern:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s February 24, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form S-1 filed January 28, 2014

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you , or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5 (d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105 (a) of the Jumpstart Our Business Startups Act by any broker or dealer that is will participate in your offering.

In response to your comment we have no written communications and no research reports as defined in Rule 405 under the Securities Act.  We do not intend to have any written communication other than the effective S-1.

Registration Fee Table

2.
We note that footnote 6 indicates that the registration statement covers the resale by future shareholders of up to 5 million shares of common stock issued to future shareholders. Please tell us your basis for registering such resale at this time. In addition, this disclosure does not appear to be consistent with your disclosure on your cover page that references the sale of up to 5 million shares by the registrant. Please advise.

In accordance with your comment we have deleted footnote 6 and reference to footnote 6 as to future resale and we have made the disclosure consistent with the cover page.

Prospectus Cover Page

3.
You state on your prospectus cover page that the selling shareholders will offer their securities at the fixed price for the duration of the offering, regardless of whether the shares are able to be quoted on the OTCBB during the offering period. You include a similar statement on page 19. However, this does not appear to be consistent with your disclosure on page 27 that the selling security holders may sell some or all of their shares at a fixed price until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. Please advise.

In response to your comment we have revised the disclosure to be consistent with the disclosure on page 27.

Prospectus Summary, page 6

4.
You state on page 3 that you own a 3% working lease interest in one well. Elsewhere in the filing, you suggest that you have an interest in multiple wells (see pages 34 and 42). Please revise to clarify.

In accordance with your comment we have revised and clarified disclosure on pages 6 and throughout that we only own a 3% working interest in one well the Bright 1H.

The Offering, page 9

5.	Please revise this section to separately present (1) the terms of the offering by selling shareholders, and (2) the terms of the offering by the registrant.

In accordance with your comment we have revised and clarified disclosure on pages 9 to separately presenting (1) the terms of the offering and (2) the terms of the offering by the registrant.

Use of Proceeds, page 23

6.
We note your statement that if you are only able to sell 40% of the securities you are offering, substantially all of the funds raised by the offering will be spent on the monthly maintenance of the well and assuring that you meet your corporate and disclosure obligations. However, this does not appear to be consistent with the use of proceeds described in the table at page 23.

In accordance with your comment we have revised and clarified the disclosure on page 23 by deleting the inconsistent paragraph.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 31

Description of Business, page 31

Acquisition of the 3% Working Interest, page 32

7.
You state here and throughout the filing that your president purchased the 3% working interest from Southlake Energy in October 2012, and then executed an assignment agreement with Southlake Energy to transfer the working interest to you. However, the assignment agreement filed as Exhibit 10.1 is between you and Texas Permian Partners Oil & Gas, with your president serving as agent for Texas Permian. Please revise to clarify.

In accordance with your comment we have revised and clarified disclosure on pages 32 relating assignment of the 3% working interest.

Markets, page 34

8.
We note your disclosure that "Southwest will continue to sell the oil" on your current property. If you intended to refer to Southlake, the third-party operator of your well, please revise to correct. Otherwise, please explain in more detail your arrangement with Southwest.

In accordance with your comment we have revised and clarified disclosure on pages 34 and throughout relating to Southlake as the third-party operator of the well.

Description of Birdwell 1H Working Interest, page 38

9.
You state throughout the filing that your working interest is in the Bright 1H well located in Jack County. However, the heading of this section refers to the "Birdwell 1H" working interest, and the section also describes the location as Young County. Please revise to provide a clear and consistent description of the well in which you have an interest.

In accordance with your comment we have revised and clarified disclosure on pages 38 and throughout relating the one well Bright 1 H.

Liquidity and Capital Resources, page 41

10.	Please discuss in this section your outstanding debt, including the material terms of such debt. Please also discuss the impact of such debt on your liquidity, if material.

In accordance with your comment we have revised and clarified disclosure on pages 41 relating our outstanding debt and liquidity.

Directors Executive Officers Promoters and Control Persons page 45

11.	We note your reference at page 45 to your sole officer as a selling security holder. However, this does not appear to be consistent with your "Selling Security Holders" table at page 25.

In accordance with your comment we have revised and clarified disclosure on pages 45 by deleting the statement that the Robert Schwarz is a selling Security Holder.

12.
Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Schwarz should serve as a director. Please also provide more detail on the nature of business conducted by Bobby Black Enterprises, and explain Mr. Schwarz's duties and responsibilities at Bobby Black Enterprises. In addition, please clarify Mr. Schwarz's business experience since 2012. For example, please clarify whether Mr. Schwarz continues to be employed by Bobby Black Enterprises. See Item 401(e)(1) of Regulation S-K.

In accordance with your comment we have revised and clarified disclosure on pages 45 relating Mr. Schwarz experience and qualifications.

13.
We note your disclosure on page 15 that Mr. Schwarz will be devoting 25 hours a week to your business. We also note your disclosure on page 37 that Mr. Schwarz currently devotes 5-10 hours a week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. Please revise to clarify the amount of time that Mr. Schwarz will devote to your business.

In accordance with your comment we have revised and clarified disclosure on pages 15, and throughout relating Mr. Schwarz time devoted to the business.

14.
Please disclose all related party transactions as required by Item 404 of Regulation S-K. As an example only, we note your statement on page F-8 that you have given an interest-free advance of $46,900 to your officer.

In accordance with your comment we have revised and clarified disclosure on Note 5 relating related party transactions to read as follows.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company’s officer and shareholder have borrowed $57,600 since the Company’s inception in March 2013. These are interest free advances.

Exhibits, page II-3

15.
Please file your operating agreement with Southlake Energy, the notes evidencing your outstanding debt, and your investor relation service agreement. In the alternative, please tell us why you believe that you are not required to file such agreements. Refer to Item 601(b)(4) and Item 601(b)(10) of Regulation S-K.

In accordance with your comment we have filed our operating agreement with Southlake, all company debt and investor relation service agreement.

Exhibit 5.1

16.	Please obtain and file a revised opinion that also addresses the legality of the 5 million shares to be offered by the registrant under the registration statement.

In accordance with your comment we have obtained a revised legal opinion.